SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem and Petróleo Brasileiro S.A. – Petrobras ("Petrobras")
Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem.
Purpose	Contract signed by Petrobras for the sale of ethane and propane to Braskem and the purchase of hydrogen supplied by Braskem to Petrobras.
Key Terms and Conditions

1) Contract for the purchase of ethane and propane by Braskem and the sale of ethane and propane by Petrobras

Term: from January 1, 2026 to December 31, 2036.

Pricing: based on international price benchmarks.

Contractual volumes: calculated based on the volume of ethane and propane for each ton of ethylene equivalent (“Ethylene Equivalent”), being 580,000 (five hundred and eighty thousand) tons per year of Ethylene Equivalent for the period between 2026 and 2028.

The contract provides for an increase in contract volumes to 725,000 (seven hundred and twenty-five thousand) tons per year of Ethylene Equivalent for the period between 2029 and 2036, calculated using technical indices for ethane and propane conversion, with the objective of meeting the needs of Braskem's Rio de Janeiro Petrochemical Plant, considering the project to increase ethylene and polyethylene production capacity communicated to the market through Material Facts disclosed on February 26, 2025 and October 24, 2025 (“Project”).

The contract provides for the possibility of negotiating volumes in addition to those stipulated in the contract, by mutual agreement between the Parties.

The contract also stipulates that, after the start of the Project, Petrobras may, at its sole discretion, choose to supply only ethane as a feedstock, using Ethylene Equivalent as a reference, in substitution for propane. If Petrobras exercises this option to supply only ethane, Braskem will purchase from Petrobras a volume equivalent to 60,000 tons per year of propene, corresponding to the period in which this option is exercised by Petrobras.

2) Contract for the purchase of hydrogen by Petrobras and its sale by Braskem.

Term: the contract begins on January 1, 2026 and ends on December 31, 2036.

Contractual volume: 3,060 (three thousand and sixty) tons per year of hydrogen. The contract provides for the possibility of negotiating additional volumes, by mutual agreement between the Parties. From 2029 onwards, either Party may terminate the hydrogen contractual obligations.

Transaction date	12/18/2025
Possible participation of the counterparty, its partners, or managers in the issuer's decision making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or the negotiations of the mentioned contracts.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	Referring to the purchase of ethane and propane and the sale of hydrogen, with prices referenced to international standards.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.